Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

1 December 2020

Update on APRA’s Review of Westpac’s Risk Governance and breach of Westpac’s Liquidity Requirements

On 17 December 2019, APRA initiated a review program into Westpac’s risk governance. APRA has now notified Westpac of its progress, findings, and proposed next steps. In particular, APRA identified that Westpac has an immature and reactive risk culture, unclear accountabilities, capability shortfalls and inadequate oversight.

Westpac CEO Peter King said, “We acknowledge the findings of APRA’s review and accept the need to work faster to address our shortcomings.”

These outcomes are broadly consistent with the findings of Westpac’s Culture Governance and Accountability reassessment report released on 17 July 2020. We have commenced a number of risk programs to address these issues which are summarised in the Group’s Full Year 2020 reporting.

APRA has indicated that Westpac has not demonstrated the expected improvements from these programs and that a more holistic and integrated program addressing the full scope of financial and non-financial risk issues, and their root causes, is required. APRA also requires stronger assurance over delivery.

As part of the next steps, Westpac expects to enter into an enforceable undertaking over risk governance remediation. Westpac will work constructively with APRA on the detail of the enforceable undertaking and we expect to update the market when it is finalised.

APRA has also announced today it is taking action for breaches of our liquidity requirements predominantly relating to Westpac New Zealand Limited (WNZL) (outlined in WNZL’s Disclosure Statement). While the breaches have been rectified, and Westpac Group would have still continuously met its liquidity ratio minimums, Westpac Group had breached the prudential standards. Specifically, as a material offshore subsidiary WNZL’s liquidity coverage ratio (LCR) would have been below 100% for much of 2019.

Westpac’s LCR for the September quarter 2020 was 151%.

APRA has indicated that Westpac has material weakness in its liquidity processes and control framework. Accordingly, APRA is requiring:

•	An external review of our liquidity compliance arrangements and the effectiveness of the implementation of the recommendations of our Compliance Plan Review;

•	An overlay on the Group’s liquidity requirements by applying 10% increase to the Group’s net cash outflows. This overlay will be in place until the shortcomings have been rectified. This overlay will apply from 1 January 2021 and if applied today would reduce the Group’s LCR by around 10 -15 percentage points; and

•	An accountability review.

For further information:

David Lording	Andrew Bowden
Media Relations	Investor Relations
M. 0419 683 411	M. 0438 284 863
ENDS	P. +612 8253 4008

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.